April 30, 2007

Flint D. Besecker
Chief Executive Officer
c/o CIT Healthcare LLC
505 Fifth Avenue, 6th Floor
New York, New York 10017

Re: Care Investment Trust Inc.
Form S-11
Filed on March 29, 2007
File No. 333-141634

Dear Mr. Besecker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that you intend to elect to be taxed as a REIT and that you have not yet identified the percentage of the net proceeds from this offering that will be utilized to purchase the assets from CIT Real Estate Holding Corporation. Please provide disclosures that would be required by Industry Guide 5. See Securities Act Release 33-6900.

2.   On page 2, you state that concurrent with the closing of this offering CIT Real
        Estate Holding Corporation will contribute a portfolio of healthcare-related real
        estate assets to you in exchange for cash and shares of your common stock.
        Please provide us with a detailed analysis as to why the concurrent offering of
        your stock to CIT Real Estate Holding Corporation should not be integrated with
        this offering. Since CIT Real Estate Holding Corporation is a wholly owned
        subsidiary of CIT Group, Inc., please tell us the process by which the investment
        decision is being made and the persons involved in this process. In addition,
        please provide us with copies of the contribution agreement which has yet to be
        filed as an exhibit.

3.   Please provide us with copies of any graphics, maps, photographs, and related
        captions or other artwork including logos that you intend to use in the prospectus.

4.   We note your use of the terms "leading" and "leader" throughout the document.
        For instance, but without limitation, on pages 1, 2, 49, 60, and 75 you note that
        CIT Group Inc. is a leading publicly-traded commercial and consumer finance
        company.   Please revise to clarify the measure you are using to determine its
        leadership position and provide us with current industry data that supports these
        assertions. In providing support, clearly mark the location of the information you
        believe is supportive of the statement referenced.

5.   The basis for comparative factual assertions and for your management's beliefs
        must be clear from the text of the prospectus or provided to us. Please revise
        your disclosure throughout the document to address our concerns, or advise us as
        necessary. In providing supporting documents, clearly mark the location of the
        information you believe is supportive of the statement referenced. We note, for
        example, but without limitation that you state:

        •   "The supply of space is being constrained by a variety of factors, including
            increased costs of new construction." (page 49)

        •   "Capital flows to commercial real estate increased in 2006 and continue to
            grow in 2007." (page 50)

        •   "public healthcare REITs own just 2% of the $750.0 billion healthcare
            property market, which we believe provides significant penetration
            opportunities."(page 51)

6.   Please revise the prospectus to furnish the information required by Item 506 of
        Regulation S-K.

7.   Please include the general information required by Item 11(d) of Form S-11.

Cover Page

8.   Please revise to limit the cover page to that information that is required by Item 501 of Regulation S-K. In that connection, please revise to omit the information regarding your Manager other than the percentage it will own. In connection with the percentage that your Manager will own, please revise here and throughout to present "fully-diluted" in the manner as commonly understood under GAAP or revise to explain how you have calculated the "fully diluted basis" each time it is used. We note your disclosure in the italicized portion of page 1 that provides a meaning other than the GAAP meaning.

Prospectus Summary

9.   You state that you are externally managed to provide your stockholders with the "the benefits of our Manager and CIT Group's infrastructure." Please revise to note whether your Manager has an agreement in place whereby CIT Group will provide your Manager with any type of support or assistance in performing its management functions.

Initial Asset Contribution, page 2

10.   Tell us how you intend to account for the acquisition of the initial assets from your affiliate. Additionally, explain to us how you considered the need to include pro forma financial statements showing the impact of this acquisition.

11.   Please revise your disclosure to note the affiliation between CIT Real Estate Holding Corporation and your Manager.

12.   You state that CIT Real Estate Holding Corporation will contribute a portfolio of assets to you. However, you also state that the assets represent a cross-section of your Manager's real estate portfolio and that it represents a certain percentage of your Manager's real estate assets. Please revise to clarify whether these assets are being contributed from CIT Real Estate Holding Corporation or your Manager.

13.   You note that the total fair market value of the initial assets may increase between March 31, 2007 and the closing of this offering. You also note that the cash portion of the consideration that you will pay for the assets would be increased to reflect the increase in fair market value. Please revise to disclose who will determine the fair market value at the time of closing.

14.   You state that the fair market value of the assets to be contributed includes origination fees. Please revise to disclose who originated these loans and who will be paid the origination fees.

Our Business Strengths, page 5

15.   You state that your Manager has relationships with hundreds of borrowers nationwide. Please revise to note the nature of these relationships. For instance, please revise to note whether these are contractual relationships.

Our Initial Assets, page 4

16.   Please revise your Initial Assets table to disclose the type of loans that make up your initial assets (e.g. first mortgage loan, mezzanine loans, etc.). Also, please revise to note whether any of the borrowers are delinquent or in default.

Our Structure, page 10

17.   We note in your Exhibit Index you list Exhibit 21.1 as Subsidiaries of the Registrant. Please revise your organizational chart to note all subsidiaries.

Summary Risk Factors, page 10

18.   Please relocate the summary risk factors so that they appear immediately after the Our Business Strengths section on page 5.

Risk Factors, page 15

19.   Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example:

   - on page 15, you state that "[a]lthough we have adopted a conflicts of interest policy…"
   - on page 17, you state that "[a]lthough our executive officers have been active in healthcare real estate finance and investing for many years…"

We are dependent upon our management and its key personnel…, page 17

20.   Please revise to dislcose the names of the key personnel of your Manager upon whom you rely.

Capitalization, page 47

21.   We note your disclosure that you will acquire liabilities as part of the acquisition of your initial assets from an affiliate. Tell us whether any of these liabilities include loans payable, and if so, why these loans have not been included in the calculation of your adjusted capitalization.

Outlook and Market Opportunity, page 49

22.   In the third full paragraph on page 50, you state that "[s]uch changes in the CMBS market will most likely also be reflected in the CDO market." Please revise to explain how changes in the CMBS market may be reflected in the CDO market.

23.   We note that you cite to the Centers for Medicare and Medicaid Services. Please provide us with a highlighted copy of the Centers for Medicare and Medicaid Service study or report on which you rely. Also, confirm that you did not compensate the Centers for Medicare and Medicaid Services for this information. Alternatively, please file the Centers for Medicare and Medicaid Services' consent as an exhibit to the registration statement.

Critical Accounting Policies, page 51

Loans and Investments, page 52

24.   Explain to us the Company's policy for identifying properties that may have incurred an impairment loss. Tell us what consideration you have given to including a discussion of this policy in your Critical Accounting Policies disclosure. Reference is made to paragraphs 7 – 9 of SFAS 144.

Related Party Transactions, page 55

25.   Please revise to identify the affiliate that will contribute the assets and the affiliate(s) that will receive each of the shares and the cash compensation.

Business, page 59

26.   Please disclose your website if any. Refer to Item 101(e)(3) of Regulation S-K.

CIT Healthcare, page 59

27.   Please revise to disclose whether your Manager provides management services to any other companies besides yourself, when your Manager was formed and to disaggregate the experience of your Manager's "leaders," explaining what you mean by "leaders."

Operations, page 60

28.   On page 63, you state that you "intend to make investments in real estate utilized by, related to and/or serving the healthcare industry for long-term investment purposes." Please revise this section to discuss your real estate acquisitions operation.

Underwriting, page 61

29.   You state that "[u]pon receipt of each new deal submission, an underwriter analyzes it in accordance with specific underwriting guidelines in order to determine the investment's suitability." Please revise to provide a detailed description of your underwriting guidelines and suitability standards. This discussion should include, but not be limited to, whether you require your borrowers to meet certain creditworthiness requirements.

Our Targeted Investments, page 63

30.   Please revise your disclosure to disclose whether there are any limitations on the amount that may be invested in each category.

Initial Asset Contribution, page 65

31.   On page 47, you state that the initial assets were contributed to you with the related liabilities. Please revise this section to describe the liabilities that you received.

Collateralized Debt Obligation, page 69

32.   We note on page 29 that you will retain the equity component, or below investment grade component, of CDOs, and therefore, will have exposure to any investments included in such securitizations. Please revise this section to note this fact. Also, please revise your description to note whether you will need to acquire additional mortgage loans before you begin securitization.

Exemption From Regulation Under the Investment Company Act, page 72

33.   You state that "[w]hen we are primarily engaged in the business of owning liens on and other interests in real estate through wholly-owned or majority-owned subsidiaries that meet the requirements described above, we may be exempted from regulation as an investment company by Section 3(c)(6) of the Investment Company Act." Please advise us whether it is your intention to become primarily engaged in the business of owning liens or revise as necessary.

Manager Equity Plan, page 89

34.   In the first paragraph on page 90, you state that the plan administrator will have the authority to make awards to your Manager. Please revise to disclose the identity of the plan administrator.

Description of Capital Stock, page 95

35.   On page 47, you state that you will have 250,000,000 shares of common stock
        and 100,000,000 shares of preferred stock authorized on an as adjusted basis.
        Please revise this section to discuss the increase in the authorized shares of
        preferred and common stock.

Registration Rights, page 100

36.   You state that "[i]n connection with the issuance of shares of our common stock
        to our Manager we will enter into a registration rights agreement with our
        Manager and an affiliate of our Manager." Please revise to this section to provide
        a more detailed description of this issuance to your Manager.

Exhibits

37.   Please file the legal and tax opinions with your next amendment, or provide us
        with drafts to review. We must review your opinions and all other remaining
        exhibits before the registration statement is declared effective and we may have
        additional comments.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, when the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: David Goldschmidt, Esq. (*via facsimile*)